UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Commission File Number 0-28104

JAKKS Pacific, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	95-4527222 (I.R.S. Employer Identification No.)

2951 28th St.
Santa Monica, California 90405
(Address of principal executive offices) (Zip code)

Telephone: (424) 268-9444
(Registrant’s telephone number, including area code)

September 17, 2019

JAKKS PACIFIC, INC.
2951 28TH STREET
SANTA MONICA, CA 90405

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF ANTICIPATED CHANGE IN MAJORITY OF DIRECTORS

September 17, 2019

This Information Statement is being mailed to holders of record as of the close of business on September 10, 2019 of shares of common stock, par value $0.001 per share, of JAKKS Pacific, Inc., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED UNDER THIS INFORMATION STATEMENT.

If you have questions about or would like additional copies of this Information Statement, you should contact JAKKS Pacific, Inc. at JAKKS Pacific, Inc., 2951 28th Street, Santa Monica, California 90405, Attention: Stephen G. Berman, Secretary.

By Order of the Board of Directors of JAKKS Pacific, Inc.

/s/ STEPHEN G. BERMAN

Stephen G. Berman Secretary

September 17, 2019
Santa Monica, California

INTRODUCTION

This Information Statement is being furnished by JAKKS Pacific, Inc. (the “Company,” “JAKKS,” “we,” “us” or “our”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act (“Rule 14f-1”). This Information Statement is being provided solely for informational purposes and not in connection with a vote or other required action of our stockholders.

This Information Statement is first being mailed on or about September 17, 2019 to the holders of record as of the close of business on September 10, 2019 (the “Record Date”) of our common stock, par value $0.001 per share (“Common Stock”), regarding an anticipated change in a majority of the members of our board of directors (the “Board”) in connection with the consummation (the “Closing”) on August 9, 2019 (the “Closing Date”) of certain transactions relating to the restructuring, refinancing and recapitalization of the Company (the “Recapitalization”) pursuant to the Transaction Agreement, dated as of August 7, 2019 (the “Transaction Agreement”), by and among the Company, certain of the Company’s affiliates and subsidiaries (collectively with the Company, the “Company Parties”), certain holders of the Company’s 4.875% Convertible Senior Notes due 2020 (the “2020 Notes” and, such holders, the “Investor Parties”), and Oasis Investments II Master Fund Ltd. (“Oasis”) in its capacity as holder of $7,250,000 principal amount of 2020 Notes and of the Company’s 3.25% Convertible Senior Notes (the “Oasis Notes”).

In connection with the Recapitalization, the Company has reconstituted the Board. On the Closing Date, the Company received resignations from each of Michael Sitrick, Murray Skala, Rex Poulsen and Michael Gross from their respective positions as members of the Board and any committees of the Board on which they serve, effective as of the Closing. The Company accepted the resignations of Messrs. Sitrick, Skala and Gross on the Closing Date, and will accept the resignation of Mr. Poulsen effective as of immediately following the filing and transmittal of this Information Statement and the expiration of the notice period required under Section 14(f) of the Exchange Act and Rule 14f-1.

Effective as of the Closing Date, the Board appointed the following four individuals to fill the vacancies on the Board resulting from the Resignations (collectively, the “New Directors”):

•	Andrew Axelrod and Matthew Winkler, who will serve as Series A Preferred Directors (as defined in the Company’s Second Amended and Restated By-laws (the “Second Amended and Restated By-laws”)); and
•	Carole Levine and Joshua Cascade, who will serve as New Independent Common Directors (as defined in the Second Amended and Restated By-laws).

Ms. Levine’s appointment as a New Director shall take effect as of immediately following the filing and transmittal of this Information Statement and the expiration of the notice period required under Section 14(f) of the Exchange Act and Rule 14f-1.

As of the date of this Information Statement, the Board consists of four individuals who served as directors prior to the Closing Date (Stephen G. Berman, Alexander Shoghi, Zhao Xiaoqiang and Rex Poulsen) and Messrs. Axelrod, Winkler and Cascade. However, upon Mr. Poulsen’s resignation and Ms. Levine’s appointment on the terms set forth above, the New Directors will constitute a majority of the Board. Pursuant to Rule 14f-1, we are required to file with the SEC and transmit to our stockholders this Information Statement at least 10 days before the change in a majority of the members of the Board resulting from Mr. Poulsen’s resignation and Ms. Levine’s appointment may become effective.

For more information regarding these matters, see the sections of this Information Statement entitled “Change in Majority of Directors” and “The Recapitalization.”

NO VOTE OR OTHER ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT. Please read this Information Statement carefully. It contains certain biographical and other information concerning the New Directors. All of JAKKS’ filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES OF THE COMPANY

The Company has two classes of authorized capital stock: preferred stock, par value $0.001 per share, of the Company (“Preferred Stock”); and Common Stock. As of the Record Date, there were (i) 100,000,000 shares of Common Stock authorized and 35,210,371 shares of Common Stock outstanding and (ii) 5,000,000 shares of Preferred Stock authorized and 200,000 shares of Preferred Stock outstanding. In June 2014, the Company effectively repurchased 3,112,840 shares of its common stock at an average cost of $7.71 per share for an aggregate amount of $24.0 million pursuant to a prepaid forward share repurchase agreement entered into with Merrill Lynch International. These repurchased shares are not included in the total shares of Common Stock outstanding as reflected above. Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote on each matter submitted to a vote or consent of the Company’s stockholders. No vote or other action is required by our stockholders in connection with this Information Statement.

CHANGE IN MAJORITY OF DIRECTORS

In connection with the Recapitalization, the Company has reconstituted the Board. On the Closing Date, the Company received resignations from each of Michael Sitrick, Murray Skala, Rex Poulsen and Michael Gross from their respective positions as members of the Board and any committees of the Board on which they serve, effective as of the Closing (the “Resignations,” and such directors, the “Resigning Directors”). The Company accepted the resignations of Messrs. Sitrick, Skala and Gross on the Closing Date, and will accept the resignation of Mr. Poulsen effective as of immediately following the filing and transmittal of this Information Statement and the expiration of the notice period required under Section 14(f) of the Exchange Act and Rule 14f-1. Each of their respective decisions to resign was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Effective as of the Closing Date, the Board appointed the following four individuals as the New Directors:

•	Andrew Axelrod and Matthew Winkler, who will serve as Series A Preferred Directors; and
•	Carole Levine and Joshua Cascade, who will serve as New Independent Common Directors.

Ms. Levine’s appointment as a New Director shall take effect immediately following the filing and transmittal of this Information Statement and the expiration of the notice period required under Section 14(f) of the Exchange Act and Rule 14f-1. Each of the New Directors was determined to be “independent,” as defined under the rules of the Nasdaq Stock Market (“Nasdaq”). The New Directors will serve in accordance with the Second Amended and Restated By-laws until their respective successors are elected and qualified or until their earlier death, disability, retirement, resignation or removal.

Following the Closing, each of Stephen Berman, the Company’s Chief Executive Officer, Alexander Shoghi and Zhao Xiaoqiang will continue to serve as directors (the “Continuing Directors”). The Company has determined that Mr. Zhao (a member of the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”)) is in fact not “independent” as previously reported. Mr. Zhao has resigned from the Nominating Committee. Effective as of the Closing Date, the Board also reconstituted each of the Board’s committees to fill the vacancies thereon resulting from the Resignations and Mr. Zhao’s resignation from the Nominating Committee. Messrs. Axelrod, Winkler and Cascade were appointed as members of the Nominating Committee, with Mr. Winkler serving as chair. Messrs. Shoghi and Winkler and Ms. Levine were appointed as members of the Audit Committee of the Board (in the case of Ms. Levine, effective as of immediately following the filing and transmittal of this Information Statement and the expiration of the notice period required under Section 14(f) of the Exchange Act and Rule 14f-1), with Ms. Levine serving as chair. Messrs. Axelrod, Winkler and Shoghi were appointed as members of the Compensation Committee of the Board, with Mr. Axelrod serving as chair. The Capital Allocation Committee has been dissolved.

As of the date of this Information Statement, the Board consists of four individuals who served as directors prior to the Closing Date (the Continuing Directors and Rex Poulsen) and Messrs. Axelrod, Winkler and Cascade. However, upon Mr. Poulsen’s resignation and Ms. Levine’s appointment on the terms set forth above, the New Directors will constitute a majority of the Board. Pursuant to Rule 14f-1, we are required to file with the SEC and transmit to our stockholders this Information Statement at least 10 days before the change in a majority of the members of the Board resulting from Mr. Poulsen’s resignation and Ms. Levine’s appointment may become effective.

For more information regarding the Recapitalization, see the section of this Information Statement entitled “The Recapitalization.”

THE RECAPITALIZATION

Transaction Agreement

On August 7, 2019 (the “Transaction Agreement Date”), the Company Parties, the Investor Parties and Oasis in its capacity as holder of the Oasis Notes entered into the Transaction Agreement, pursuant to which, on the Closing Date, the parties thereto consummated the Recapitalization.

The Recapitalization includes, among other things: (i) an investment by the Investor Parties of $30,000,000 in cash and the cancellation of $103,845,000 aggregate principal amount of 2020 Notes held by the Investor Parties for the New Common Equity, the New Preferred Equity and the New Term Loan (each, as defined below); (ii) the amendment and restatement of the existing $29,550,000 aggregate principal amount of Oasis Notes, and the cancellation of $7,250,000 aggregate principal amount of 2020 Notes held by Oasis, in each case, for the New Oasis Notes (as defined below); (iii) the amendment and restatement of the Company’s existing asset-based revolving credit agreement with Wells Fargo Bank, National Association (“Wells Fargo”), including to extend the maturity thereof; (iv) the repayment in full of the Company’s existing term loan with GACP Finance Co., LLC; (v) the adoption by the Board and the filing with the Secretary of State of the State of Delaware of the Certificate of Designations (as defined below) for the New Preferred Equity; (vi) the adoption by the Board of (A) the Second Amended and Restated By-laws (as defined below) and (B) the Amended and Restated Nominating and Corporate Governance Committee Charter (as defined below); (vii) the reconstitution of the Board, including the grant of certain board representation rights to the Investor Parties on the terms set forth in the Certificate of Designations and the Second Amended and Restated By-laws, as described below; and (viii) the entry into the Voting Agreements (as defined below) by the Company and the other parties thereto.

Amended and Restated ABL Credit Facility

In connection with the Recapitalization, the Company and certain of its subsidiaries, as borrowers, entered into an Amended and Restated Credit Agreement, dated as of the Closing Date (the “Amended ABL Credit Agreement”), with Wells Fargo, as agent. The Amended ABL Credit Agreement amends and restates the Company’s existing asset-based revolving credit agreement, dated as of March 27, 2014 (the “Existing ABL Facility”), with General Electric Capital Corporation, since assigned to Wells Fargo, as lender for a $60,000,000 senior secured revolving credit facility (the “Amended ABL Facility”) of which $5,000,000 was immediately borrowed and outstanding as of the Closing Date. Any amounts borrowed under the Amended ABL Facility accrue interest, at either (i) LIBOR plus 1.50%-2.00% (determined by reference to a fixed charge coverage ratio-based pricing grid) or (ii) base rate plus 0.50%-1.00% (determined by reference to a fixed charge coverage ratio-based pricing grid). The Amended ABL Facility matures on August 9, 2022.

The Amended ABL Credit Agreement contains negative covenants that, subject to certain exceptions, limit the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, make restricted payments, pledge their assets as security, make investments, loans, advances, guarantees and acquisitions, undergo fundamental changes and enter into transactions with affiliates. The Company is also required to maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 and a minimum liquidity of $25,000,000 and a minimum availability of at least $9,000,000, in each case as described in more detail in the Amended ABL Credit Agreement.

The Amended ABL Credit Agreement contains events of default that are customary for a facility of this nature, including (subject in certain cases to grace periods and thresholds) nonpayment of principal, nonpayment of interest, fees or other amounts, material inaccuracy of representations and warranties, violation of covenants, cross-default to other material indebtedness, bankruptcy or insolvency events, material judgment defaults and a change of control as specified in the Amended ABL Credit Agreement. If an event of default occurs, the commitments of the lenders to lend under the Amended ABL Credit Agreement may be terminated and the maturity of the amounts owed may be accelerated.

The obligations under the Amended ABL Credit Agreement are guaranteed by the Company, the subsidiary borrowers thereunder and certain of the other existing and future direct and indirect subsidiaries of the Company and are secured by substantially all of the assets of the Company, the subsidiary borrowers thereunder and such other subsidiary guarantors, in each case, subject to certain exceptions and permitted liens.

New Term Loan

In connection with the Recapitalization, the Company and certain of its subsidiaries, as borrowers, entered into a First Lien Term Loan Facility Credit Agreement, dated as of the Closing Date (the “New Term Loan Agreement”), with the Investor Parties, as lenders, and Cortland Capital Market Services LLC, as agent, for a $134,801,239.38 first-lien secured term loan (the “New Term Loan”).

Amounts outstanding under the New Term Loan accrue interest at 10.50% per annum, payable semi-annually (with 8% per annum payable in cash and 2.5% per annum payable in “kind”). The New Term Loan matures on February 9, 2023.

The New Term Loan Agreement contains negative covenants that, subject to certain exceptions, limit the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, make restricted payments, pledge their assets as security, make investments, loans, advances, guarantees and acquisitions, undergo fundamental changes and enter into transactions with affiliates. Commencing with the fiscal quarter ending September 30, 2020, the Company is also required to maintain a minimum EBITDA of not less than $34,000,000 and a minimum liquidity of not less than $10,000,000, in each case as described in more detail in the New Term Loan Agreement.

The New Term Loan Agreement contains events of default that are customary for a facility of this nature, including (subject in certain cases to grace periods and thresholds) nonpayment of principal, nonpayment of interest, fees or other amounts, material inaccuracy of representations and warranties, violation of covenants, cross-default to other material indebtedness, bankruptcy or insolvency events, material judgment defaults and a change of control as specified in the New Term Loan Agreement. If an event of default occurs, the maturity of the amounts owed under the New Term Loan Agreement may be accelerated.

The obligations under the New Term Loan Agreement are guaranteed by the Company, the subsidiary borrowers thereunder and certain of the other existing and future direct and indirect subsidiaries of the Company and are secured by substantially all of the assets of the Company, the subsidiary borrowers thereunder and such other subsidiary guarantors, in each case, subject to certain exceptions and permitted liens.

The lenders under the New Term Loan are the Investor Parties, which prior to the Closing Date held 2020 Notes and on and after the Closing Date hold the New Common Equity and the New Preferred Equity and have the other rights described in this section.

On the Closing Date, the Company repaid in full and terminated the Term Loan Agreement, dated as of June 14, 2018, with Great American Capital Partners Finance Co., LLC.

New Common Equity and New Preferred Equity

On the Closing Date, the Company issued New Oasis Notes in the aggregate principal amount of $29,550,000 in exchange for the Existing Oasis Notes, and a New Oasis Note in the principal amount of $8,000,000 in exchange for the $7,250,000 aggregate principal amount of 2020 Notes. The issuance of the New Oasis Notes was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 3(a)(9) of the Securities Act.

On the Closing Date, the Company issued to the Investor Parties, in the aggregate, 5,853,002 shares of Common Stock equal to 19.9% of the pre-Closing Date outstanding shares of Common Stock (determined prior to the consummation of the transactions contemplated by the Transaction Agreement and excluding 3,112,840 treasury shares) (the “New Common Equity”) and 200,000 shares of Series A Senior Preferred Stock, par value $0.001 per share of the Company (the “New Preferred Equity” and, such preferred stock, the “Series A Senior Preferred Stock”), and entered into the New Term Loan with the Investor Parties, all in exchange for the New Money Investment and the cancellation by the Investor Parties of the $103,845,000 aggregate principal amount of 2020 Notes beneficially owned by the Investor Parties. The issuance of the New Common Equity and the New Preferred Equity was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act.

New Oasis Notes

In connection with the Recapitalization, on the Closing Date, the Company issued (i) amended and restated notes with respect to the $21,550,000 Oasis Note issued on November 7, 2017, and the $8,000,000 Oasis Note issued on July 26, 2018 (together, the “Existing Oasis Notes”), and (ii) a new $8,000,000 Convertible Senior Note having the same terms as such amended and restated notes (collectively, the “New Oasis Notes”). Interest on the New Oasis Notes is payable on each May 1 and November 1 until maturity and accrues at an annual rate of (i) 3.25% if paid in cash or 5.00% if paid in stock plus (ii) 2.75% payable in kind. The New Oasis Notes mature 91 days after the amounts outstanding under the New Term Loan are paid in full, and in no event later than July 3, 2023.

The New Oasis Notes provide, among other things, that the initial conversion price is $1.00. The conversion price will be reset on each February 9 and August 9, starting on February 9, 2020 (each, a “reset date”) to a price equal to 105% of the 5-day VWAP preceding the applicable reset date. Under no circumstances shall the reset result in a conversion price below the greater of (i) the closing price on the trading day immediately preceding the applicable reset date and (ii) 30% of the stock price as of the Transaction Agreement Date and will not be greater than the conversion price in effect immediately before such reset. The Company may trigger a mandatory conversion of the New Oasis Notes if the market price exceeds 150% of the conversion price on the Closing Date for 20 consecutive days and certain equity conditions are satisfied. The Company may redeem the New Oasis Notes in cash if a person, entity or group acquires shares of Common Stock, and as a result owns at least 49% of the issued and outstanding Common Stock. Oasis may require repayment of the New Oasis Notes upon the occurrence of certain “Fundamental Changes,” as such term is defined in the New Oasis Notes.

Upon the occurrence of an event of default, the full amount of principal, accrued interest, and other amounts outstanding under the New Oasis Notes may become immediately due and payable. Events of default include, but are not limited to: (i) a default in the payment of principal when such principal payment is due and payable pursuant to the New Oasis Notes; (ii) a default in the payment of interest when such interest payment is due and payable pursuant to the New Oasis Notes, which default continues for 30 days; (iii) failure to convert the New Oasis Notes upon exercise of the holder’s conversion right, which failure continues for 30 days; (iv) failure by the Company to provide a repurchase notice upon the occurrence of a Fundamental Change within the time required to provide such notice, which failure continues for five days; (v) default in the performance, or breach, of any covenant or agreement by the Company in the New Oasis Notes and which default continues for a period of 60 consecutive days; (vi) default by the Company or a significant subsidiary under any other indebtedness resulting in the acceleration of the maturity of at least $25,000,000 of such indebtedness prior to its express maturity, which default continues for a period of 60 consecutive days; (vii) a final judgment entered against the Company or a significant subsidiary for the payment in an aggregate amount in excess of $25,000,000 by a court or courts of competent jurisdiction, which judgment remains undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 days; and (viii) the Company or a significant subsidiary voluntarily commences a bankruptcy case, consents to the entry of an order for relief against it (or such order is otherwise entered) in an involuntary bankruptcy case, consents to the appointment of (or an order for such appointment is otherwise entered) a custodian of it or substantially all of its property, makes a general assignment for the benefit of its creditors, or is ordered to be liquidated by a court and such order remains unstayed and in effect for 60 consecutive days.

In the event approval of the Company’s stockholders is required to issue shares to Oasis pursuant to the rules and regulations of Nasdaq, the terms of the New Oasis Notes provide that, until such stockholder approval is obtained (which approval the Company is obligated to seek on the terms set forth in the Transaction Agreement), limitations in the New Oasis Notes will prevent the Company from issuing to Oasis more than 19.9% of the Common Stock issued and outstanding prior to the Transaction Agreement Date. Oasis may not submit for conversion any part of the New Oasis Notes if the number of shares of the Common Stock issuable upon such conversion of the New Oasis Notes which, when added to all other shares of the Common Stock deemed to be beneficially owned by Oasis and its affiliates, would result in Oasis and its affiliates beneficially owning more than 4.99% of the issued and outstanding Common Stock. The Company has the discretion to settle the conversion of the New Oasis Notes and to pay accrued interest thereon in stock, in cash and/or in a combination thereof, provided that any payment of interest in stock is contingent upon the satisfaction of certain equity conditions.

In connection with issuing the New Oasis Notes, the Company and Oasis entered into an Amended and Restated Registration Rights Agreement, dated as of the Closing Date (the “Amended and Restated Oasis Registration Rights Agreement”), which amends and restates the Company’s existing Registration Rights Agreement, dated as of November 7, 2017 and the Company’s existing Registration Rights Agreement, dated as of July 25, 2018 (collectively, the “Existing Oasis Registration Rights Agreement”), with Oasis to reflect the New Oasis Notes and to accommodate the pari passu and pro rata registration rights of the Investor Parties with respect to their New Common Equity. Pursuant to the Amended and Restated Oasis Registration Rights Agreement, the Company has agreed to provide Oasis with customary registration rights with respect to any potential shares of Common Stock the Company determines to issue pursuant to the terms of the New Oasis Notes.

Alexander Shoghi, one of the Company’s directors, is a portfolio manager at a fund related to Oasis.

Voting Agreements

In connection with the Recapitalization, on the Closing Date, the Company entered into voting agreements with each of (i) Hong Kong Meisheng Cultural Company Limited, (ii) certain of the Investor Parties, (iii) Oasis, (iv) certain current and former directors and officers of the Company beneficially owning shares of the Common Stock and (v) certain additional stockholders (each, a “Voting Agreement” and collectively, the “Voting Agreements”). The Common Stock beneficially owned by the stockholders subject to the Voting Agreements constituted approximately 53% of the total issued and outstanding Common Stock entitled to vote as of the Closing Date (after giving effect to the issuance of the New Common Equity to the Investor Parties).

Pursuant to the terms of the Voting Agreements, each stockholder party to a Voting Agreement has agreed to, among other things, vote such stockholder’s shares of Common Stock as follows: (i) in favor of a proposal to amend the Company’s Certificate of Incorporation (the “Certificate of Incorporation”) to classify the Board into three classes, designated Class I, Class II and Class III, with staggered three-year terms, with Class I comprised of two Common Directors (as defined in the Second Amended and Restated By-laws) (with their terms expiring at the annual meeting of stockholders to be held in 2021), Class II comprised of three Common Directors, two of whom shall be the New Independent Common Directors (as defined in the Second Amended and Restated By-laws) (with their terms expiring at the annual meeting of stockholders to be held in 2022), and Class III comprised of two Series A Preferred Directors (as defined in the Second Amended and Restated By-laws) (with their terms expiring at the annual meeting of stockholders to be held in 2023), such classification to be effective as of the date of the annual meeting of stockholders to be held in 2020, or if later, the date of the stockholders’ meeting at which the Classified Board Proposal is approved (the “Classified Board Proposal”); (ii) to cause the election to the Board of any New Independent Common Director nominee selected by the Nominating Committee in accordance with the Amended and Restated Nominating and Corporate Governance Committee Charter; and (iii) in favor of any proposed Liquidity Event (as defined in the Certificate of Designations) approved by the Board if such Liquidity Event would result in the payment of the Liquidation Preference (as defined in the Certificate of Designations) to the holders of Series A Senior Preferred Stock. In addition, certain of the Voting Agreements contain restrictions on such stockholders’ ability to enter into voting agreements, trusts and proxies and, with certain exceptions, require transferees of such stockholders’ shares of Common Stock to enter into a substantially identical voting agreement with the Company. Subject to exceptions that would permit earlier termination of the Voting Agreements with (i) the Company’s directors who are resigning in connection with the Recapitalization and (ii) certain of the Company’s officers, in each case, under certain circumstances relating to the Company having obtained stockholder approval of the proposals described above, such stockholders’ termination of employment, or an outside date, as applicable, each of the Voting Agreements will terminate on the date upon which no shares of Series A Senior Preferred Stock remain outstanding.

The foregoing descriptions of the Recapitalization, the Transaction Agreement, the Amended Revolving Credit Agreement, the New Term Loan Agreement, the New Oasis Notes, and the Amended and Restated Oasis Registration Rights Agreement are qualified in their respective entireties by reference to the respective agreements attached as exhibits to the Company’s Current Report on Form 8-K, filed with the SEC on August 9, 2019, and incorporated herein by reference.

Amendment No. 3 to Berman Employment Agreement

On August 9, 2019, the Company amended the employment agreement between the Company and Mr. Stephen G. Berman, Chief Executive Officer and President, and entered into Amendment No. 3 to Mr. Berman’s Second Amended and Restated Employment Agreement, dated as of November 11, 2010 (the “Employment Agreement”). The terms of Mr. Berman’s Employment Agreement have been amended as follows: (i) increase of Mr. Berman’s Base Salary to $1,700,000.00, effective immediately; (ii) addition of a 2020 performance bonus opportunity in a range between twenty-five percent (25%) and three hundred percent (300%) of Base Salary, based upon the level of EBITDA achieved by the Company for the fiscal year, as determined by the Compensation Committee, and subject to additional terms and conditions as set forth therein; (iii) addition of a special sale transaction bonus equal to $1,000,000 if the Company enters into and consummates a Sale Transaction on or before February 15, 2020, subject to additional terms and conditions as set forth therein; (iv) modification of the Annual Restricted Stock Grant provided for under section 3(b) of the Employment Agreement, effective as of January 2020, so that the number of shares of Restricted Stock granted pursuant to such Annual Restricted Stock Grant equal the lesser of (a) $3,500,000 in value (based on the closing price of a share of Common Stock on December 31, 2019), or (b) 1.5% of outstanding shares of Common Stock, which shall vest in four equal installments on each anniversary of grant; (v) waiver of certain “Change of Control”, Liquidity Event, and other provisions under the Employment Agreement with respect to certain Specified Transactions; and (vi) modification of the definition of “Good Reason Event” to include a change in membership of the Board such that following such change, a majority of the directors are not Continuing Directors. All capitalized terms used but not defined in the previous sentence have the meanings ascribed thereto in the Employment Agreement, as amended by the third amendment.

The foregoing description of the third amendment to the Employment Agreement is qualified in its entirety by reference to the full text thereof, a copy of which is filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed with the SEC on August 9, 2019, and is incorporated herein by reference.

Certificate of Designations

On the Closing Date, the Company filed the Certificate of Designations of the Series A Senior Preferred Stock (the “Certificate of Designations”) with the Secretary of State of the State of Delaware. The Certificate of Designations fixes the powers, preferences, rights, qualifications, limitations and restrictions of the Series A Senior Preferred Stock.

The Series A Senior Preferred Stock has the right to receive dividends on a quarterly basis equal to 6.0% per annum, payable in cash or, if not paid in cash, by an automatic accretion of the Series A Senior Preferred Stock. The Series A Senior Preferred Stock has no stated maturity, however, the Company has the right to redeem all or a portion of the Series A Senior Preferred Stock at its Liquidation Preference (as defined below) at any time after payment in full of the New Term Loan. In addition, upon the occurrence of certain change of control type events, holders of the Series A Senior Preferred Stock are entitled to receive an amount (the “Liquidation Preference”), in preference to holders of Common Stock or other junior stock, equal to (i) 20% of the accreted amount in the case of a certain specified transaction, or (ii) otherwise, 150% of the accreted amount, in either case plus any accrued and unpaid dividends.

The Series A Senior Preferred Stock does not have any voting rights, except to the extent required by the Delaware General Corporation Law, except for the exclusive right to elect the Series A Preferred Directors and except for certain approval rights over certain transactions. These approval rights require the prior consent of specified percentages of holders (or in certain cases, all holders) of the Series A Senior Preferred Stock in order for the Company to take certain actions, including the issuance of additional shares of Series A Senior Preferred Stock or parity stock, the issuance of senior stock, certain amendments to the Certificate of Incorporation, the Certificate of Designations, the Second Amended and Restated By-laws or the Amended and Restated Nominating and Corporate Governance Committee Charter, material changes in the Company’s line of business and certain change of control type transactions. In addition, the Certificate of Designations provides that the approval of at least six directors is required for any related person transaction within the meaning of Item 404 of Regulation S-K under the Act, including, without limitation, the adoption of, or any amendment, modification or waiver of, any agreement or arrangement related to any such transaction. The Certificate of Designations also includes restrictions on the ability of the Company to pay dividends on or make distributions with respect to, or redeem or repurchase, shares of Common Stock or other junior stock. In addition, holders of the Series A Senior Preferred Stock have preemptive rights regarding future issuance of Series A Senior Preferred Stock or parity stock.

In addition, the Certificate of Designations provides the holders of Series A Senior Preferred Stock certain board representation rights. The Certificate of Designations provides, among other things, that, for so long as at least 50,000 shares of Series A Senior Preferred Stock remain outstanding, (i) the holders of a majority of the outstanding shares of Series A Senior Preferred Stock have the sole right to nominate candidates to serve as the Series A Preferred Directors and (ii) the holders of shares of Series A Senior Preferred Stock, voting as a separate class, have the right to elect two individuals to serve as the Series A Preferred Directors. From and after (i) the first annual meeting of stockholders occurring after less than 50,000 shares of Series A Senior Preferred Stock remain outstanding, the holders of Series A Senior Preferred Stock will only have the right to nominate and elect one Series A Preferred Director, and (ii) the time no shares of Series A Senior Preferred Stock remain outstanding, the holders of Series A Senior Preferred Stock will no longer have the right to nominate or elect any Series A Preferred Directors. The Series A Preferred Directors will serve for terms ending at the annual meeting of stockholders in 2023 and for successive three-year terms thereafter (until no shares of Series A Senior Preferred Stock remain outstanding), and as of such time as the Classified Board Proposal is approved, the Series A Preferred Directors shall be deemed to serve in Class III. The number of Common Directors and Series A Preferred Directors is fixed and cannot be amended without the approval of holders of a majority of the outstanding Common Stock and holders of at least 80% of the outstanding shares of Series A Senior Preferred Stock, each voting as a separate class.

The foregoing description of the Certificate of Designations and the Series A Senior Preferred Stock is qualified in its entirety by reference to the full text of the Certificate of Designations, a copy of which is filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on August 9, 2019, and is incorporated herein by reference.

Second Amended and Restated By-laws

On the Closing Date, the Board approved and adopted the Second Amended and Restated By-laws, effective immediately. The Second Amended and Restated By-laws amend and restate the Company’s Amended and Restated By-laws to give effect to certain governance arrangements in connection with the Recapitalization, including the following changes: (i) to clarify that the majority voting standard for uncontested director elections applies only to the Common Directors; (ii) to set the authorized number of directors at seven, to be comprised of five Common Directors (including two New Independent Common Directors) and two Series A Preferred Directors; (iii) to describe the election process and term for the Series A Preferred Directors and to provide for reductions in the number of Series A Preferred Directors under the circumstances described under “Certificate of Designations” above; (iv) to set forth the terms of filling vacancies with respect to the New Independent Common Directors and the Series A Preferred Directors; (v) to provide for the removal of the Series A Preferred Directors under certain circumstances; (vi) to provide that the Nominating Committee must at all times consist of three directors, including two Series A Preferred Directors, subject to certain conditions, and to provide that each other committee of the Board must include at least one Series A Preferred Director; and (vii) to provide that the Board’s power to amend, alter or repeal certain provisions of the Second Amended and Restated By-laws is subject to the prior approval of holders of at least eighty percent (80%) of the Series A Senior Preferred Stock and that all other amendments, alterations or repeals are subject to the prior approval of the holders of a majority of the shares of Series A Senior Preferred Stock.

The foregoing description of the Second Amended and Restated By-laws is qualified in its entirety by reference to the full text of the Second Amended and Restated By-laws, a copy of which is filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the SEC on August 9, 2019, and is incorporated herein by reference.

Amended and Restated Nominating and Corporate Governance Committee Charter

In connection with the Recapitalization, on the Closing Date, the Board, with the concurrence of a majority of its independent members, approved and adopted the Amended and Restated Nominating and Corporate Governance Committee Charter, which provides, among other things, (i) for the committee composition described under “Second Amended and Restated By-laws” above, (ii) that the Nominating Committee has exclusive authority, on behalf of the Company and on the terms set forth therein, to determine what action should be taken to enforce, and to approve any modification or waiver of, the provisions of the Voting Agreements, (iii) that the Nominating Committee has exclusive authority, on the terms set forth therein, to select nominees to stand for election as the New Independent Common Directors and persons to fill vacancies in the New Independent Common Directors, (iv) that the Nominating Committee will continue to nominate Mr. Cascade and Ms. Levine until no shares of Series A Senior Preferred Stock are outstanding or their earlier death, disability, retirement, resignation or removal and (v) that any future replacements for the New Independent Common Directors (or their successors) will be selected by the Nominating Committee from the Preapproved List (as defined in the Amended and Restated Nominating and Corporate Governance Committee Charter). The Company has posted a copy of the Amended and Restated Nominating and Corporate Governance Committee Charter in the “Corporate Governance” section of the “Investors” page of the Company’s website, www.jakks.com. No part of such website, or any information that can be accessed from such website, is incorporated into this Information Statement.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers Prior to the Closing

The following table sets forth information regarding the Company’s directors and executive officers as of immediately prior to the Closing.

Name	Age	Position with the Company
Stephen G. Berman	54	Chief Executive Officer, Chairman, President, Secretary and Director
John J. (Jack) McGrath	53	Chief Operating Officer
Brent T. Novak	47	Executive Vice President and Chief Financial Officer
Murray L. Skala	72	Director
Rex H. Poulsen	67	Director
Michael S. Sitrick	72	Director
Alexander Shoghi	37	Director
Michael J. Gross	44	Director
Zhao Xiaoqiang	52	Director

Continuing Directors

Set forth below for each of the Continuing Directors is a brief description of his background and business experience. Each of the Continuing Directors will serve in accordance with the Second Amended and Restated By-laws until their respective successors are elected and qualified or until their earlier death, disability, retirement, resignation or removal. The Company is not aware of any arrangement or understanding between any Continuing Director and any other person pursuant to which he was elected to his current position.

Stephen G. Berman has been our Chief Operating Officer (until August 23, 2011) and Secretary and one of our Directors since co-founding JAKKS in January 1995. From February 17, 2009 through March 31, 2010 he was also our Co-Chief Executive Officer and has been our Chief Executive Officer since April 1, 2010. Since January 1, 1999, he has also served as our President, and since October 23, 2015 he has also served as our Chairman. From the Company’s inception until December 31, 1998, Mr. Berman was also our Executive Vice President. From October 1991 to August 1995, Mr. Berman was a Vice President and Managing Director of THQ International, Inc., a subsidiary of THQ. From 1988 to 1991, he was President and an owner of Balanced Approach, Inc., a distributor of personal fitness products and services.

Alexander Shoghi has been a Director since December 18, 2015. Mr. Shoghi is a Portfolio Manager at Oasis Management, a private investment management firm headquartered in Hong Kong. Mr. Shoghi joined Oasis in 2005, first based in Hong Kong, and subsequently relocating to the U.S. as the founder and manager of Oasis Capital in Austin, Texas in early 2012. From 2004 to 2005, Mr. Shoghi worked at Lehman Brothers in New York City. Mr. Shoghi holds a Bachelor of Science of Business Administration in Finance and International Business degree from Georgetown University.

Zhao Xiaoqiang has been a Director since April 27, 2017. Since 2002 Mr. Zhao has been the Chairman of Meisheng Holding Co., a private holding company selling cultural products, and since 2007 he has been the Chairman of Meisheng Culture & Creative Corp. Ltd., a public company (listed on the Shenzhen Stock Exchange in 2012) with 23 subsidiaries in the areas of manufacturing, animation, games, movies, online video, stage performance art, e-commerce and overseas investments. Mr. Zhao is also a director of two of the Company’s subsidiaries, JAKKS Meisheng Animation (H.K.) Limited and JAKKS Meisheng Trading (Shanghai) Limited. Mr. Zhao holds an EMBA from Zhejiang University.

Resigning Directors

Set forth below for each of the Resigning Directors is a brief description of his background and business experience. Each of the Resigning Directors has resigned from his position as member of the Board and any committee of the Board on which he serves, effective as of the Closing. The Company accepted the resignations of Messrs. Sitrick, Skala and Gross on the Closing Date, and will accept the resignation of Mr. Poulsen effective as of immediately following the filing and transmittal of this Information Statement and the expiration of the notice period required under Section 14(f) of the Exchange Act and Rule 14f-1. Each of their respective decisions to resign was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company is not aware of any arrangement or understanding between any Resigning Director and any other person pursuant to which he was elected to his current position.

Michael S. Sitrick has been a Director since December 19, 2014. Since November 2009, Mr. Sitrick is the chairman and chief executive officer of Sitrick Brinko LLC, a subsidiary of Resources Connection, Inc. (NASDAQ: RECN), and the successor to Sitrick And Company, which he founded in 1989 and was its chairman and chief executive officer until he sold it in 2009 to Resources Connection, Inc., a public relations, strategic communications and crisis management company providing advice and counseling to some of the country’s largest corporations, non-profits and governmental agencies, in many areas including mergers and acquisitions, litigation support, corporate positioning and repositioning, developing and implementing strategies to deal with short sellers, executive transitions and government investigations. Prior thereto he was Senior Vice President – Communications for Wickes Companies, Inc. (from 1981to1989), head of Communications and Government Affairs for National Can Corporation (from 1974 to 1981), and Group Supervisor at Selz, Seabolt and Associates before that. Prior thereto Mr. Sitrick was Assistant Director of Public Information in the Richard J. Daley administration in Chicago and worked as a reporter. Mr. Sitrick is a published author, frequent lecturer, former Board member at two public companies (both of which were sold), and current or former Board member of several charitable organizations. He holds a B.S. degree in Business Administration and a major in Journalism from the University of Maryland, College Park.

Murray L. Skala has been a Director since October 1995. Since 1976, Mr. Skala has been a partner of the law firm Feder Kaszovitz LLP, our general counsel.

Rex H. Poulsen has been a Director since December 26, 2012. Mr. Poulsen is currently a partner emeritus in the Glendale, California office of Hutchinson and Bloodgood LLP, a regional certified public accounting and consulting firm registered with the PCAOB. Mr. Poulsen has been continuously licensed as a Certified Public Accountant since 1974 and spent most of his career with public accounting firms as an independent auditor of both private and publicly-held companies. Mr. Poulsen has extensive experience in assisting companies in the areas of due diligence, valuation and other services related to the purchase and sale of businesses, as well as providing services in connection with litigation matters including forensic accounting assignments and expert witness testimony. Mr. Poulsen holds a Bachelor of Science degree in Accounting from Weber State University.

Michael J. Gross has been a Director since October 19, 2016. Mr. Gross has been the Vice Chairman of WeWork LLC since July 2015 and was its CFO from October 2013 to July 2015. Prior to joining WeWork LLC, Mr. Gross was appointed to the board of directors of Morgans Hotel Group from October 2009 to June 2013 and was its CEO from March 2011 to September 2013. From January 2008 until March 2011, Mr. Gross partnered with The Yucaipa Companies focusing on retail and consumer investment opportunities. From 1998 to 2007, he focused on consumer, retail and real estate companies with various investment and research roles at Prentice Capital Management, S.A.C. Capital Advisors, Lehman Brothers Inc., Salomon Smith Barney and Granite Partners. Mr. Gross holds a Bachelor of Science degree from Cornell University’s School of Hotel Administration.

Executive Officers

Our executive officers are elected by the Board and serve pursuant to the terms of their respective employment agreements. One of our executive officers, Stephen G. Berman, is also a director of the Company. See above for biographical information about this officer. The other current executive officers are John (Jack) McGrath, our Chief Operating Officer, and Brent T. Novak, our Executive Vice President and Chief Financial Officer. The Company is not aware of any arrangement or understanding between any of the Company’s executive officers and any other person pursuant to which he was elected to his current position.

John J. (Jack) McGrath has served as our Chief Operating Officer since 2011 and is responsible for the Company’s global operations. He brings more than 24 years of experience, having served as was our Executive Vice President of Operations from December 2007 until August 2011 when he became our Chief Operating Officer. Mr. McGrath was our Vice President of Marketing from 1999 to August 2003 and Senior Vice President of Operations until 2007. Prior to joining the Company, Mr. McGrath was a Brand Marketer for Hot Wheels ® at Mattel Inc. and part of its Asia Pacific marketing team. Mr. McGrath served honorably in the U.S. Army and holds a Bachelor of Science degree in Marketing.

Brent T. Novak became our Executive Vice President and Chief Financial Officer on April 1, 2018. From April 2004 to April 2017, Mr. Novak worked at Ixia (formerly a NASDAQ listed company - XXIA) where he most recently served as its Chief Financial Officer until the acquisition of Ixia by Keysight Technologies, Inc. (NYSE: KEYS) in April 2017. Mr. Novak remained at Keysight Technologies as the Chief Financial Officer of the Ixia Solutions Group through March 2018. Prior to Ixia, from May 2000, Mr. Novak was the Director of Finance and Corporate Development at Idealab. Prior thereto, from January 1995 he was at PricewaterhouseCoopers where he most recently served as a Manager. Mr. Novak is a Certified Public Accountant and received his Bachelor’s Degree in Business Economics summa cum laude from the University of California, Santa Barbara.

Joel M. Bennett was our Executive Vice President (from May 2000) and our Chief Financial Officer (from September 1995) until his departure in March 2018.

Directors and Executive Officers Following the Closing

The following table sets forth information regarding the Company’s directors and executive officers following the Closing, including the Continuing Directors and the New Directors.

Name	Age	Position with the Company
Stephen G. Berman	54	Chief Executive Officer, Chairman, President, Secretary and Director
John J. (Jack) McGrath	53	Chief Operating Officer
Brent T. Novak	47	Executive Vice President and Chief Financial Officer
Alexander Shoghi	37	Director
Zhao Xiaoqiang	52	Director
Andrew Axelrod	36	Director*
Matthew Winkler	38	Director*
Joshua Cascade	46	Director*
Carole Levine	62	Director**
*	Appointed to the Board effective as of the Closing Date.
**	Will be appointed to the Board effective as of immediately following the filing and transmittal of this Information Statement and the expiration of the notice period required under Section 14(f) of the Exchange Act and Rule 14f-1. Mr. Poulsen continues to serve as of the date of this Information Statement until the Company accepts his resignation effective as of immediately following the filing and transmittal of this Information Statement and the expiration of the notice period required under Section 14(f) of the Exchange Act and Rule 14f-1.

New Directors

Set forth below for each of the New Directors is a brief description of his or her background and business experience. Each of the New Directors will serve in accordance with the Second Amended and Restated By-laws until their respective successors are elected and qualified or until their earlier death, disability, retirement, resignation or removal. Messrs. Axelrod and Winkler were selected by the Investor Parties to serve as the Series A Preferred Directors. The Company is not aware of any other arrangement or understanding between any other New Directors and any other person pursuant to which he or she was elected to his or her current position.

Series A Preferred Directors

Andrew Axelrod is the Managing Partner and Portfolio Manager of Axar Capital Management LP, an investment management firm that he founded in April 2015. Before founding Axar Capital Management, Mr. Axelrod worked at Mount Kellett Capital Management LP, a private equity investment firm, from 2009 to 2014. At Mount Kellett Capital Management, he was promoted to Co-Head of North America Investments in 2011 and became a Partner in 2013. Prior to joining Mount Kellett Capital Management, Mr. Axelrod worked at Kohlberg Kravis Roberts & Co. L.P. from 2007 to 2008 and The Goldman Sachs Group, Inc. from 2005 to 2006. Mr. Axelrod has served as chairman of the board of directors of Livestyle Holdings LLC since December 2016, Terra Capital Partners since February 2018 and StoneMor Partners LP (NYSE: STON) since June 2019. Mr. Axelrod graduated magna cum laude from Duke University with a Bachelor of Science degree in Economics.

Mr. Axelrod was not provided with any compensation by the Company in connection with his appointment.

Mr. Axelrod was selected by the Investor Parties to serve as a Series A Preferred Director due to his extensive experience in financing, investments and restructurings, which will provide critical skills to the Board following the Recapitalization.

Matthew Winkler is currently a Director at Benefit Street Partners, a credit-focused alternative asset management firm with approximately $26 billion in assets under management. Mr. Winkler joined Benefit Street Partners in July 2014. Prior thereto, from November 2009 to March 2014, he worked in the Special Assets Group at Goldman Sachs. From July 2003 to November 2009, Mr. Winkler held analyst positions at different firms, focusing on areas such as special situations, distressed debt, and mergers and acquisitions. He holds a Bachelor of Arts in Public and Private Sector Organization from Brown University.

Mr. Winkler was not provided with any compensation by the Company in connection with his appointment.

Mr. Winkler was selected by the Investor Parties to serve as a Series A Preferred Director due to his extensive experience in financing, investments and restructurings, which will provide critical skills to the Board following the Recapitalization.

New Independent Common Directors

Joshua Cascade is a private equity investor with over two decades of private equity experience. From 2014 to 2018 he was a Managing Partner at Wellspring Capital Management, an American private equity firm focused on leveraged buyout investments in middle-market companies, where he previously served as a Partner from 2007 to 2014 and a Principal from 2002 to 2006. As a Managing Partner, he was one of five individuals responsible for firm management. From 1998 to 2002, he was an associate at Odyssey Investment Partners. From 1994 to 1998 he was an Analyst (1994-1996) and an Associate (1996-1998) at The Blackstone Group. Mr. Cascade also teaches a course on leveraged buyouts at Yale School of Management and University of Michigan, Ross School of Business and is a frequent MBA lecturer at numerous institutions. Mr. Cascade graduated with highest distinction from the University of Michigan, Ann Arbor, with a Bachelor of Arts degree in Business Administration.

Mr. Cascade was not provided with any compensation by the Company in connection with his appointment.

Mr. Cascade’s extensive private equity experience led to Mr. Cascade’s appointment to the Board.

Carole Levine is currently a Consumer Products Marketing & Sales Consultant, where she works with clients in a range of industries, including toy manufacturing, entertainment, and food and beverage. From 1994 to 2017, she held a number of positions at Mattel, Inc., an American multinational toy manufacturing company, including VP, Sales, Mattel & Fisher-Price Emerging Channels (from 2005 to 2012), VP, Global Marketing (from 2012 to 2015), VP, Interim General Manager, RoseArt (from 2015 to 2017) and VP, Retail Business Development – Mattel Consumer Products (from 2015 to 2017). She has also been the Co-Chairman of the Children Affected by AIDS Foundation, Los Angeles for over 10 years and a member of the Licensing Industry Marketing Association. She holds a Bachelor of Arts degree in Sociology from the University of Colorado, Boulder and participated in the Accelerated Executive Marketing Program at Northwestern University’s Kellogg School of Business.

Ms. Levine was not provided with any compensation by the Company in connection with her appointment.

Ms. Levine’s extensive experience in the toy manufacturing industry led to Ms. Levine’s appointment to the Board.

Family Relationships

There are no family relationships between or among any of our directors as of immediately prior to the Closing, the New Directors or our executive officers.

EXECUTIVE COMPENSATION

Information about the Company’s executive compensation for the last three fiscal years and the Compensation Committee Report are incorporated by reference to the section entitled “Compensation Discussion and Analysis” in the Company’s definitive proxy statement on Schedule 14A for the Company’s 2019 Annual Meeting of Stockholders, filed with the SEC on May 14, 2019 (the “Proxy Statement”), except to the extent such information is modified or superseded by the section of this Information Statement entitled “The Recapitalization – Amendment No. 3 to Berman Employment Agreement,” which is also incorporated herein by reference.

DIRECTOR COMPENSATION

Information about the compensation paid to the Company’s non-employee directors for the fiscal year ended December 31, 2018 is incorporated by reference to the information presented in the section entitled “Director Compensation” in the Proxy Statement.

On August 6, 2019, the Board approved certain compensation in consideration of a member of the Board serving on the Special Committee of the Board (the “Special Committee”). Each member of the Special Committee, in addition to his compensation as a member of the Board, shall receive additional compensation as follows: (i) the Chairman of the Special Committee shall be entitled to receive from the Company a one-time fee of $15,000 and each member of the Special Committee, including the Chairman, shall be entitled to receive from the Company a one-time fee of $10,000, and (ii) each member of the Special Committee shall be entitled to reimbursement of all reasonable expenses incurred in the course of performing his duties. On August 6, 2019, the Compensation Committee waived the voting rights restrictions in certain restricted stock awards under the 2002 Stock Award and Incentive Plan (the “2002 Plan”) for certain unvested shares previously granted to Stephen G. Berman and John McGrath. On August 6, 2019, the Board resolved to award the Resigning Directors $18,750 payable promptly upon the Closing, representing the third quarterly installment of annual cash compensation due to the Resigning Directors, and to accelerate and immediately vest upon the Closing 41,029 shares of the annual stock compensation granted to each of the Resigning Directors on January 1, 2019. Each Resigning Director shall forfeit the balance of the annual stock compensation granted to such Resigning Director on January 1, 2019.

The Board has not yet determined the New Directors’ compensation arrangements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of August 9, 2019 with respect to the beneficial ownership of shares of Common Stock by (i) each person known by us to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of our directors as of immediately prior to the Closing, (iii) each of our “named executive officers” within the meaning of Item 402 of Regulation S-K, (iv) all of our directors and executive officers as of immediately prior to the Closing as a group, (v) each of the New Directors and (vi) all of our directors and officers as of immediately following the Closing as a group.

	Prior to the Closing				Following the Closing
Name and Address of Beneficial Owner(1)(2)	Amount and Nature of Beneficial Ownership(3)		Percent of Outstanding Shares(4)		Amount and Nature of Beneficial Ownership(3)		Percent of Outstanding Shares(4A)
Dr. Patrick Soon-Shiong	2,500,676	(5)	8.5%		2,500,676	(5)	7.1%
Oasis Management Company Ltd.	1,851,175	(6)	6.3		1,098,906	(6A)	3.1
Bank of America Corporation	1,572,340	(7)	5.3		1,572,340	(7)	4.5
Benefit Street Partners L.L.C.	2,061,218	(8)	7.0		––	(8A)	––
Renaissance Technologies LLC	2,104,200	(9)	7.2		2,104,200	(9)	6.0
Moab Partners, L.P.	––		––		1,750,745	(10)	5.0
Hongkong Meisheng Cultural Company Limited	5,239,538	(11)	17.8		5,239,538	(11)	14.9
Stephen G. Berman	4,573,462	(12)	15.5		4,573,462	(12)	13.0
Rex H. Poulsen	175,295	(13)		*	161,619	(13A)		*
Michael S. Sitrick	187,922	(14)		*	174,246	(14A)		*
Murray L. Skala	211,250	(15)		*	197,574	(15A)		*
Brent T. Novak	47,148	(16)		*	47,148	(16)		*
John J. McGrath	1,298,023	(17)	4.4		1,298,023	(17)	3.7
Alexander Shoghi	125,633	(18)		*	125,633	(18A)		*
Michael J. Gross	118,072	(19)		*	104,396	(19)		*
Zhao Xiaoqiang	96,285	(20)		*	96,285	(20)		*
All directors and executive officers as of immediately prior to the Closing as a group (9 persons)	6,833,090	(21)	23.2		6,778,386	(21A)	19.3
Andrew Axelrod	—		—		—		—
Matthew Winkler	—		—		—		—
Joshua Cascade	—		—		—		—
Carole Levine	—		—		—		—
All directors and executive officers as of immediately following the Closing as a group (9 persons)	––		––		6,302,170	(22)	17.9
*	Less than 1% of our outstanding shares
(1)	Unless otherwise indicated, such person’s address is c/o JAKKS Pacific, Inc., 2951 28th Street, Santa Monica, California 90405.
(2)	The number of shares of Common Stock beneficially owned by each person or entity is determined under the rules promulgated by the SEC. Under such rules, beneficial ownership includes any shares as to which the person or entity has sole or shared voting power or investment power. The percentage of our outstanding shares is calculated by including among the shares owned by such person any shares which such person or entity has the right to acquire within 60 days after August 9, 2019. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares.
(3)	Except as otherwise indicated, exercises sole voting power and sole investment power with respect to such shares.
(4)	Does not include, unless noted otherwise, any shares of Common Stock issuable upon the conversion of (i) $113.0 million of our 4.875% convertible senior notes due 2020, initially convertible at the rate of 103.7613 shares of Common Stock per $1,000 principal amount at issuance of the notes (but subject to adjustment under certain circumstances as described in the notes) and (ii) $29.5 million of our 3.25% convertible senior notes due 2020, convertible immediately prior to the Closing at the rate of 393.7008 shares of Common Stock per $1,000 principal amount of the notes (but subject to adjustment under certain circumstances as described in the notes). Does not include 3,112,840 shares of Common Stock repurchased by the Company under a prepaid forward purchase contract under which no shares have been returned to the Company.
(4A)	Does not include, unless noted otherwise, any shares of Common Stock issuable upon the conversion of $37.5 million of our convertible senior notes due 2023, convertible immediately following the Closing at the rate of 1,000 shares of Common Stock per $1,000 principal amount of the notes (but subject to adjustment under certain circumstances as described in the notes).

(5)	The address of Dr. Patrick Soon-Shiong is 10182 Culver Blvd., Culver City, CA 90232. Except for 239,622 shares, all of the shares are owned jointly with California Capital Z, LLC. All the information presented in this Item with respect to this beneficial owner was extracted solely from the Schedule 13D/A, filed with the SEC on July 26, 2016.
(6)	The address of Oasis Management Company Ltd. is c/o Oasis Management (Hong Kong) LLC, 21/F Man Yee Building, 68 Des Voeux Road, Central, Hong Kong. Possesses shared voting and dispositive power of such shares. Note that 752,269 of such shares underlie convertible senior notes. All the information presented in this Item with respect to this beneficial owner was extracted solely from the Schedule 13D/A, filed with the SEC on May 16, 2019.
(6A)	The address of Oasis Management Company Ltd. is c/o Oasis Management (Hong Kong) LLC, 21/F Man Yee Building, 68 Des Voeux Road, Central, Hong Kong. Possesses shared voting and dispositive power of such shares. All the information presented in this Item with respect to this beneficial owner was extracted solely from the Schedule 13D/A, filed with the SEC on August 9, 2019.
(7)	The address of Bank of America Corporation is Bank of America Corporate Center, 100 N Tryon Street, Charlotte, NC 28255. Possesses joint dispositive power with respect to all of such shares and joint voting with respect to 1,572,340 of such shares. All the information presented in this Item with respect to this beneficial owner was extracted solely from the Schedule 13G, filed with the SEC on February 13, 2019.
(8)	The address of Benefit Street Partners L.L.C. is 9 West 57th Street, Suite 4920, New York, NY 10019. Possesses shared voting and dispositive power of such shares, all of which shares underlie convertible senior notes. All the information presented in this Item with respect to this beneficial owner was extracted solely from the Schedule 13G/A, filed with the SEC on January 30, 2019.
(8A)	The address of Benefit Street Partners L.L.C. (“BSP”) is 9 West 57th Street, Suite 4920, New York, NY 10019. In connection with the Recapitalization, BSP surrendered the entire principal amount of convertible senior notes previously held by BSP and, in consideration for such convertible senior notes and a cash payment by BSP, BSP received 38,259 shares of the Company’s preferred stock, 1,119,648 shares of Common Stock and certain indebtedness of the Company. The shares of Common Stock are held by BSP Special Situations Master A L.P., for which BSP is the investment adviser and may be deemed to beneficially own such shares. All of the information presented in this Item with respect to this beneficial owner was extracted solely from the Schedule 13G/A, filed with the SEC on August 19, 2019.
(9)	The address of Renaissance Technologies LLC is 800 Third Avenue, New York, NY 10022. All the information presented in this Item with respect to this beneficial owner was extracted solely from the Schedule 13G/A, filed with the SEC on February 13, 2019.
(10)	The address of Moab Partners, L.P. is 152 West 57th Street, 9th Floor, New York, NY 10019. All the information presented in this Item with respect to this beneficial owner was extracted solely from the Transaction Agreement, filed as Exhibit 10.1 to the Form 8-K filed with the SEC on August 9, 2019.
(11)	The address of Hong Kong Meisheng Culture Company Ltd is Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong. Mr. Zhao, executive director of this entity, is a Director of the Company. Possesses shared voting and dispositive power with respect to all of such shares. All the information presented in this Item with respect to this beneficial owner was extracted solely from the Schedule 13D/A, filed with the SEC on February 28, 2019.
(12)	Includes 2,380,952 shares of Common Stock issued on July 3, 2019 pursuant to the terms of Mr. Berman’s January 1, 2003 Employment Agreement (as amended to date), which shares are further subject to the terms of that certain July 3, 2019 Restricted Stock Award Agreement with Mr. Berman (the “Berman Agreement”). The Berman Agreement provides that Mr. Berman will forfeit his rights to some or all of such 2,380,952 shares unless certain conditions precedent are met, as described in the Berman Agreement, whereupon the forfeited shares will become authorized but unissued shares of our Common Stock. Certain of these shares may be restricted from transfer pursuant to the minimum stock ownership provisions adopted by the Board.
(13)	Includes 165,295 shares of Common Stock issued pursuant to our 2002 Stock Award and Incentive Plan pursuant to which 54,705 of such shares, prior to the Closing could not be voted or sold, mortgaged, transferred or otherwise encumbered prior to January 1, 2020. Prior to the Closing, certain of these shares were restricted from transfer pursuant to the minimum stock ownership provisions adopted by the Board.
(13A)	Includes 151,619 shares of Common Stock issued pursuant to our 2002 Stock Award and Incentive Plan, of which 41,029 shares were accelerated and immediately vested upon the Closing.
(14)	Includes 142,922 shares of Common Stock issued pursuant to our 2002 Stock Award and Incentive Plan, pursuant to which 54,705 of such shares, prior to the Closing, could not be voted or sold, mortgaged, transferred or otherwise encumbered prior to January 1, 2020. Prior to the Closing, certain of these shares were restricted from transfer pursuant to the minimum ownership provisions adopted by the Board.
(14A)	Includes 129,246 shares of Common Stock issued pursuant to our 2002 Stock Award and Incentive Plan, of which 41,029 shares were accelerated and immediately vested upon the Closing.
(15)	Consists of 211,250 shares of Common Stock issued pursuant to our 2002 Stock Award and Incentive Plan, pursuant to which 54,705 of such shares, prior to the Closing, could not be voted or sold, mortgaged, transferred or otherwise encumbered prior to January 1, 2020. Prior to the Closing, certain of these shares were restricted from transfer pursuant to the minimum ownership provisions adopted by the Board.
(15A)	Consists of 197,574 shares of Common Stock issued pursuant to our 2002 Stock Award and Incentive Plan, of which 41,029 shares were accelerated and immediately vested upon the Closing.
(16)	Consists of 47,148 shares of Common Stock issued following the vesting of restricted stock units granted pursuant to our 2002 Stock Award and Incentive Plan. Certain of these shares may be restricted from transfer pursuant to the minimum stock ownership provisions adopted by the Board.
(17)	Includes 680,272 shares of Common Stock issued on July 3, 2019 pursuant to the terms of Mr. McGrath’s March 4, 2010 Employment Agreement (as amended to date), which shares are further subject to the terms of that certain July 3, 2019 Restricted Stock Award Agreement with Mr. McGrath (the “McGrath Agreement”). The McGrath Agreement provides that Mr. McGrath will forfeit his rights to some or all of such 680,272 shares unless certain conditions precedent are met, as described in the McGrath Agreement, whereupon the forfeited shares will become authorized but unissued shares of our Common Stock. Certain of these shares may be restricted from transfer pursuant to the minimum stock ownership provisions adopted by the Board.

(18)	Consists of 125,633 shares of Common Stock issued pursuant to our 2002 Stock Award and Incentive Plan, pursuant to which 54,705 of such shares may not be voted or sold, mortgaged, transferred or otherwise encumbered prior to January 1, 2020. Certain of these shares may be restricted from transfer pursuant to the minimum stock ownership provisions adopted by the Board. Does not include the 1,851,175 shares owned by Oasis Management Company Ltd. reported above, of which entity Mr. Shoghi is a portfolio manager.
(18A)	Consists of 125,633 shares of Common Stock issued pursuant to our 2002 Stock Award and Incentive Plan, pursuant to which 54,705 of such shares may not be voted or sold, mortgaged, transferred or otherwise encumbered prior to January 1, 2020. Certain of these shares may be restricted from transfer pursuant to the minimum stock ownership provisions adopted by the Board. Does not include the 1,098,906 shares owned by Oasis Management Company Ltd. reported above, of which entity Mr. Shoghi is a portfolio manager.
(19)	Consists of 104,396 shares of Common Stock issued pursuant to our 2002 Stock Award and Incentive Plan.
(20)	Consists of 96,285 shares of Common Stock issued pursuant to our 2002 Stock Award and Incentive Plan, pursuant to which 54,705 of such shares may not be voted or sold, mortgaged, transferred or otherwise encumbered prior to January 1, 2020. Certain of these shares may be restricted from transfer pursuant to the minimum stock ownership provisions adopted by the Board. Does not include the 5,239,538 shares owned by Hong Kong Meisheng Cultural Company Limited reported above, of which entity Mr. Zhao is executive director.
(21)	Does not include the 5,239,538 shares owned by Hong Kong Meisheng Cultural Company Limited reported above, of which entity Mr. Zhao is executive director, or 1,851,175 shares owned by Oasis Management Company Ltd. reported above, of which entity Mr. Shoghi is a portfolio manager.
(21A)	Does not include the 5,239,538 shares owned by Hong Kong Meisheng Cultural Company Limited reported above, of which entity Mr. Zhao is executive director, or 1,098,906 shares owned by Oasis Management Company Ltd. reported above, of which entity Mr. Shoghi is a portfolio manager.
(22)	See the section of this Information Statement entitled “The Recapitalization.”

Delinquent Section 16(a) Reports

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to us during 2018 and Forms 5 and amendments thereto furnished to us with respect to 2018, Mr. Novak filed a Form 3 late, and Mr. Berman filed a Form 4 late, but all other Forms 3, 4 and 5 required to be filed during 2018 by our directors and executive officers were done so on a timely basis.

CORPORATE GOVERNANCE

Qualifications for All Directors

In considering potential candidates for election to the Board, and subject to the exclusive right of holders of Series A Senior Preferred Stock to elect the Series A Preferred Directors as described in the section of this Information Statement entitled “The Recapitalization,” the Nominating Committee observes the following guidelines, among other considerations: (i) the Board must include a majority of independent directors; (ii) each candidate shall be selected without regard to age, sex, race, religion or national origin; (iii) each candidate should have the highest level of personal and professional ethics and integrity and have the ability to work well with others; (iv) each candidate should only be involved in activities or interests that do not conflict or interfere with the proper performance of the responsibilities of a director; (v) each candidate should possess substantial and significant experience that would be of particular importance to the Company in the performance of the duties of a director; and (vi) each candidate should have sufficient time available, and a willingness to devote the necessary time, to the affairs of the Company in order to carry out the responsibilities of a director, including, without limitation, consistent attendance at board and committee meetings and advance review of board and committee materials. The Chief Executive Officer will then interview such candidate. The Nominating Committee then determines whether to recommend to the Board that a candidate be nominated for approval by the Company’s stockholders. The manner in which the Nominating Committee evaluates a potential candidate does not differ based on whether the candidate is recommended by a stockholder of the Company. With respect to nominating existing directors, the Nominating Committee reviews relevant information available to it, including the most recent individual director evaluations for such candidates, the number of meetings attended, his or her level of participation, biographical information, professional qualifications and overall contributions to the Company.

In addition, as described in the section of this Information Statement entitled “The Recapitalization—
Amended and Restated Nominating and Corporate Governance Committee Charter,” effective as of the Closing Date, the Amended and Restated Nominating Committee Charter provides, among other things, that (i) the Nominating Committee has exclusive authority, on the terms set forth therein, to select nominees to stand for election as the New Independent Common Directors and persons to fill vacancies in the New Independent Common Directors, (ii) that the Nominating Committee will continue to nominate Mr. Cascade and Ms. Levine until no shares of Series A Senior Preferred Stock are outstanding or their earlier death, disability, retirement, resignation or removal and (iii) that any future replacements for the New Independent Common Directors (or their successors) will be selected by the Nominating Committee from the Preapproved List.

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for board membership.

The Board has identified the following qualifications, attributes, experience and skills that are important to be represented on the Board as a whole: (i) management, leadership and strategic vision; (ii) financial expertise; (iii) marketing and consumer experience; and (iv) capital management.

The Board has determined that five of seven directors who serve on the Board as of the date of this Information Statement (Messrs. Axelrod, Cascade, Poulsen, Shoghi and Winkler) and Ms. Levine, who will be appointed to the Board effective as of immediately following the filing and transmittal of this Information Statement and the expiration of the notice period required under Section 14(f) of the Exchange Act and Rule 14f-1, are “independent,” as defined under the applicable rules of Nasdaq. In making this determination, the Board or the Nominating Committee, as applicable, considered the standards of independence under the applicable rules of Nasdaq and all relevant facts and circumstances (including, without limitation, commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships) to ascertain whether any such person had a relationship that, in its opinion, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our directors serve in accordance with the Second Amended and Restated By-laws until their respective successors are elected and qualified or until their earlier death, disability, retirement, resignation or removal. Our officers are elected annually by the Board and serve at its discretion. Except for Mr. Poulsen, none of our current independent directors has served as such for more than the past five years. Our current independent directors were selected for their experience as businesspeople (Ms. Levine) or financial expertise (Mr. Poulsen) or financial management expertise (Messrs. Axelrod, Cascade, Shoghi and Winkler). We believe that the Board is best served by benefiting from this blend of business and financial expertise and experience. Our remaining directors consist of our Chief Executive Officer (Mr. Berman), who brings management’s perspective to the Board’s deliberations, and Mr. Zhao, who contributes his business experience, including experience in manufacturing and his experience with Chinese markets, to the Board.

The Board’s Role in Risk Oversight

The Board is responsible for oversight of the various risks facing the Company. Risks are considered in virtually every business decision and business strategy. While the Board recognizes that appropriate risk-taking is essential for the Company to remain competitive and achieve its long-term goals, it nonetheless strongly believes that risk taking must be closely monitored.

The Board has implemented the following risk oversight framework: (i) know the major risks inherent in the Company’s business and strategy and compensation policies; (ii) evaluate risk management processes; (iii) encourage open and regular communication about risks between management and the Board; and (iv) cultivate a culture of integrity and risk awareness.

While the Board oversees risk, management is responsible for managing risk. We have developed internal processes to identify and manage risk and communicate appropriately with the Board. Management communicates routinely with the Board, committees of the Board and individual directors on the significant risks identified and how they are being managed and directors are encouraged to communicate directly with senior management.

The Board implements its risk oversight function both as a whole and through its designated and established committees, which play significant roles in carrying out the risk oversight function. All of the Board’s committees meet regularly and report back to the full Board. Effective as of the Closing Date, the risk oversight functions are allocated among the Board’s committees as follows:

•	The Audit Committee is responsible for overseeing risks associated with the Company’s financial statements, the financial reporting process, accounting and legal matters. The Audit Committee oversees the internal audit function and meets separately with representatives of the Company’s independent accounting firm.
•	The Compensation Committee is responsible for overseeing risk associated with the Company’s compensation philosophy and programs.
•	The Nominating Committee is responsible for overseeing risks related to evolving governance legislation and trends.

Board Leadership Structure; Executive Sessions

The Board’s policy regarding its leadership structure is to adopt the practice that best serves the Company’s needs at any particular time. Until the untimely passing of Jack Friedman in May 2010, our board structure featured (i) a combined Chairman of the Board and Chief Executive Officer, and (ii) non-management, active and effective directors of equal importance and with an equal vote. Since Mr. Friedman’s untimely passing in May 2010 we had not selected a Chairman to succeed him until October 1, 2015 when the Board determined to elect Mr. Berman to the position of Chairman of the Board. The Board has determined that the most effective leadership structure for the Company at this time is for the Board to continue its current practice of having non-management Board members meet without management present at regularly scheduled executive sessions. Also, at least twice a year, such meetings include only the independent members of the Board.

Committees of the Board of Directors

Effective as of the Closing Date, we have an Audit Committee, a Compensation Committee and a Nominating Committee. In connection with the Recapitalization, the Capital Allocation Committee, which was established as a standing committee in February 2016, has been dissolved.

Audit Committee. In addition to risk management functions, the primary functions of the Audit Committee are to select or to recommend to the Board the selection of outside auditors; to monitor our relationships with our outside auditors and their interaction with our management in order to ensure their independence and objectivity; to review and assess the scope and quality of our outside auditor’s services, including the audit of our annual financial statements; to review our financial management and accounting procedures; to review our financial statements with our management and outside auditors; and to review the adequacy of our system of internal accounting controls. Effective as of their respective dates of appointment to the Board, Ms. Levine (Chair) and Messrs. Shoghi and Winkler are the members of the Audit Committee. Each member of the Audit Committee is “independent” (as defined in NASD Rule 4200(a)(14)) and able to read and understand fundamental financial statements. Mr. Shoghi, our audit committee financial expert, possesses the financial expertise required under Rule 401(h) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”), and NASD Rule 4350(d)(2) as a result of his experience as a portfolio manager at Oasis Management. He is further “independent” as defined under Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. We will, in the future, continue to have (i) an Audit Committee of at least three members comprised solely of independent directors, each of whom will be able to read and understand fundamental financial statements (or will become able to do so within a reasonable period of time after his or her appointment); and (ii) at least one member of the Audit Committee who will possess the financial expertise required under NASD Rule 4350(d)(2). The Board has adopted a written charter for the Audit Committee, which reviews and reassesses the adequacy of that charter on an annual basis. The full text of the charter is available on our website at www.jakks.com.

Compensation Committee. In addition to risk oversight functions, the Compensation Committee makes recommendations to the Board regarding compensation of management employees and administers plans and programs relating to employee benefits, incentives, compensation and awards under the 2002 Plan. Effective as of the Closing Date, Messrs. Axelrod (Chair), Winkler and Shoghi are the members of the Compensation Committee. The Board has determined that each of them is “independent,” as defined under the applicable rules of Nasdaq. A copy of the Compensation Committee’s Charter is available on our website at www.jakks.com. Executive officers that are members of the Board make recommendations to the Compensation Committee with respect to the compensation of other executive officers who are not on the Board. Except as otherwise prohibited, the Compensation Committee may delegate its responsibilities to subcommittees or individuals. The Compensation Committee has the authority, in its sole discretion, to retain or obtain advice from a compensation consultant, legal counsel or other advisor and is directly responsible for the appointment, compensation and oversight of such persons. The Company provides the appropriate funding to such persons as determined by the Compensation Committee, which also conducts an independence assessment of its outside advisors using the six factors contained in Exchange Act Rule 10C-1. The Compensation Committee receives legal advice from our outside general counsel and since 2016 has retained Willis Towers Watson (“WTW”), a compensation consulting firm, to directly advise the Compensation Committee.

The Compensation Committee also annually reviews the overall compensation of our executive officers to determine whether discretionary bonuses should be granted. In 2015, Lipis Consulting, Inc. (“LCI”), a compensation consulting firm, presented a report to the Compensation Committee comparing our performance, size and executive compensation levels to those of peer group companies. LCI also reviewed with the Compensation Committee the base salaries, annual bonuses, total cash compensation, long-term compensation and total compensation of our senior executive officers relative to those companies. The performance comparison presented to the Compensation Committee each year includes a comparison of our total shareholder return, earnings per share growth, sales, net income (and one-year growth of both measures) to the peer group companies. The Compensation Committee reviews this information along with details about the components of each executive officer’s compensation. LCI also provided guidance to the Compensation Committee with respect to the extension of Messrs. McGrath’s and Bennett’s employment agreements (see the section entitled “Employment Agreements and Termination of Employment Arrangements” in the Proxy Statement). The Compensation Committee consulted with Frederick W. Cook & Co., Inc., a compensation consulting firm, with respect to determination of a portion of Mr. Berman’s bonus criteria for 2012, 2013, and 2014 and Mr. McGrath’s bonus criteria for 2013 and 2014. The Compensation Committee consulted with LCI with respect to establishing the bonus criteria for Messrs. Berman and McGrath for 2015 and with WTW with respect to the amendments to the employment agreements for Messrs. Berman and McGrath in 2016.

Nominating Committee. In addition to risk oversight functions, the Nominating Committee develops our corporate governance system and reviews proposed new members of the Board, including those recommended by our stockholders. Effective as of the Closing Date, Messrs. Winkler (Chair), Axelrod and Cascade are the

members of the Nominating Committee, which operates pursuant to a written charter adopted by the Board, the full text of which is available on our website at www.jakks.com. The Board has determined that each member of the Nominating Committee is “independent,” as defined under the applicable rules of Nasdaq.

The Nominating Committee will annually review the composition of the Board and the ability of its current members to continue effectively as directors for the upcoming fiscal year. The Nominating Committee established the position of Chairman of the Board in 2015. In the ordinary course, absent special circumstances or a change in the criteria for Board membership, and subject to the exclusive right of holders of Series A Senior Preferred Stock to elect the Series A Preferred Directors as described in the section of this Information Statement entitled “The Recapitalization,” the Nominating Committee will re-nominate incumbent directors who continue to be qualified for Board service and are willing to continue as directors. If the Nominating Committee thinks it is in the Company’s best interests to nominate a new individual for director in connection with an annual meeting of stockholders, or if a vacancy on the Board occurs between annual stockholder meetings or an incumbent director chooses not to run, and subject to the exclusive right of holders of Series A Senior Preferred Stock to elect the Series A Preferred Directors as described in the section of this Information Statement entitled “The Recapitalization,” the Nominating Committee will seek out potential candidates for Board appointment who meet the criteria for selection as a nominee and have the specific qualities or skills being sought. Except as described below with respect to the New Independent Common Directors, and subject to the exclusive right of holders of Series A Senior Preferred Stock to elect the Series A Preferred Directors as described in the section of this Information Statement entitled “The Recapitalization,” director candidates will be selected based on input from members of the Board, our senior management and, if the Nominating Committee deems appropriate, a third-party search firm. The Nominating Committee will evaluate each candidate’s qualifications and check relevant references, and each candidate will be interviewed by at least one member of the Nominating Committee. Candidates meriting serious consideration will meet with all members of the Board. Based on this input, the Nominating Committee will evaluate whether a prospective candidate is qualified to serve as a director and whether the Nominating Committee should recommend to the Board that this candidate be appointed to fill a current vacancy on the Board, or be presented for the approval of the stockholders, as appropriate.

In addition, as described in the section of this Information Statement entitled “The Recapitalization—
Amended and Restated Nominating and Corporate Governance Committee Charter,” effective as of the Closing Date, the Amended and Restated Nominating Committee Charter provides, among other things, that (i) the Nominating Committee has exclusive authority, on the terms set forth therein, to select nominees to stand for election as the New Independent Common Directors and persons to fill vacancies in the New Independent Common Directors, (ii) that the Nominating Committee will continue to nominate Mr. Cascade and Ms. Levine until no shares of Series A Senior Preferred Stock are outstanding or their earlier death, disability, retirement, resignation or removal and (iii) that any future replacements for the New Independent Common Directors (or their successors) will be selected by the Nominating Committee from the Preapproved List.

Stockholder recommendations for director nominees are welcome and should be sent to our Chief Financial Officer, who will forward such recommendations to the Nominating Committee, and should include the following information: (a) all information relating to each nominee that is required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) the names and addresses of the stockholders making the nomination and the number of shares of Common Stock which are owned beneficially and of record by such stockholders; and (c) appropriate biographical information and a statement as to the qualification of each nominee, all of which must be submitted in the time frame described under the appropriate caption in our proxy statement. The Nominating Committee will evaluate candidates recommended by stockholders in the same manner as candidates recommended by other sources, using additional criteria, if any, approved by the Board from time to time. Our stockholder communication policy may be amended at any time with the Nominating Committee’s consent.

Pursuant to the Director Resignation Policy adopted by the Board following our 2014 Annual Meeting of Stockholders, if a nominee for director in an uncontested election receives less than a majority of the votes cast, the director must submit his resignation to the Board. The Nominating Committee then considers such resignation and makes a recommendation to the Board concerning the acceptance or rejection of such resignation. This procedure was implemented following our 2016 Annual Meeting of Stockholders.

Capital Allocation Committee. The Capital Allocation Committee has been dissolved in connection with the Recapitalization.

Special Committees. In addition to the above described standing committees, the Board establishes special committees as it deems warranted. On October 18, 2017, the Board formed the Special Committee, which was comprised solely of disinterested directors, to consider the Meisheng Proposal (as defined in the section of this Information Statement entitled “Certain Relationships and Related Transactions”). In addition to the evaluation and negotiation of the Meisheng Proposal, the Special Committee authorized its advisors to consider other potential strategic alternatives to the Meisheng Proposal, including the Recapitalization. The Board authorized the Special Committee to retain its own financial and legal advisors in connection therewith. The initial members of this Special Committee were Messrs. Poulsen, Sitrick and Gross and, as of immediately prior to the Closing, were Messrs. Poulsen and Gross.

Meetings of the Board of Directors and Board Member Attendance at Annual Stockholder Meeting

From January 1, 2018 through December 31, 2018, the Board of Directors, the Audit Committee, the Compensation Committee, the Nominating Committee and the Capital Allocation Committee each met or acted without a meeting pursuant to unanimous written consent eight times, five times, six times, nil times and four times, respectively. All directors during such period attended at least 75% of all board meetings and committee meetings of which they were members.

We do not have a formal written policy with respect to board members’ attendance at annual stockholder meetings, although we do encourage each of them to attend. With the exception of Mr. Zhao, all of the directors then serving and nominated for re-election attended our last Annual Stockholder Meeting held on June 28, 2019.

Stockholder Communications

Stockholders interested in communicating with the Board may do so by writing to any or all directors, care of our Chief Financial Officer, at our principal executive offices. Our Chief Financial Officer will log in all stockholder correspondence and forward to the director addressee(s) all communications that, in his judgment, are appropriate for consideration by the directors. Any director may review the correspondence log and request copies of any correspondence. Examples of communications that would be considered inappropriate for consideration by the directors include, but are not limited to, commercial solicitations, trivial, obscene, or profane items, administrative matters, ordinary business matters, or personal grievances. Correspondence that is not appropriate for Board review will be handled by our Chief Financial Officer. All appropriate matters pertaining to accounting or internal controls will be brought promptly to the attention of our Audit Committee Chair.

Stockholder recommendations for director nominees are welcome and should be sent to our Chief Financial Officer, who will forward such recommendations to the Nominating Committee, and should include the following information: (a) all information relating to each nominee that is required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) the names and addresses of the stockholders making the nomination and the number of shares of Common Stock which are owned beneficially and of record by such stockholders; and (c) appropriate biographical information and a statement as to the qualification of each nominee, and must be submitted in the time frame described under the caption, “Stockholder Proposals for 2020 Annual Meeting,” in the Proxy Statement. The Nominating Committee will evaluate candidates recommended by stockholders in the same manner as candidates recommended by other sources, using additional criteria, if any, approved by the Board from time to time. Our stockholder communication policy may be amended at any time with the consent of the Nominating Committee.

Code of Ethics

We have a Code of Ethics (which we call a Code of Conduct) that applies to all our employees, officers and directors. This Code was filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2003. We have posted on our website, www.jakks.com, the full text of such Code. We will disclose when there have been waivers of, or amendments to, such Code, as required by the rules and regulations promulgated by the SEC and/or Nasdaq.

Pursuant to our Code of Conduct, all of our employees are required to disclose to our General Counsel, the Board or any committee established by the Board to receive such information, any material transaction or relationship that reasonably could be expected to give rise to actual or apparent conflicts of interest between any of them, personally, and the Company. Our Code of Conduct also directs all employees to avoid any self-interested transactions without full disclosure. This policy, which applies to all of our employees, is reiterated in our Employee Handbook which states that a violation of this policy could be grounds for termination. In approving or rejecting a proposed transaction, our General Counsel, the Board or a designated committee of the Board will consider the facts and circumstances available and deemed relevant, including, but not limited to, the risks, costs and benefits to us, the terms of the transactions, the availability of other sources for comparable services or products, and, if applicable, the impact on director independence. Upon concluding their review, they will only approve those agreements that, in light of known circumstances, are in or are not inconsistent with, our best interests, as they determine in good faith.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee during the last fiscal year was or previously had been an executive officer or employee of ours, or was party to any related person transaction within the meaning of Item 404 of Regulation S-K under the Securities Act. None of our executive officers has served as a director or member of a compensation committee (or other board committee performing equivalent functions) of any other entity, one of whose executive officers served as a director or a member of the Compensation Committee.

Audit Committee Report

The following Report of the Audit Committee shall not be deemed to be “soliciting material” or to be “filed” with the SEC nor shall this information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference into a filing.

Management is responsible for our system of internal control over financial reporting. Our independent registered public accounting firm, BDO USA, LLP, is responsible for performing an independent audit of our consolidated financial statements and the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States), and to issue a report thereon. The Audit Committee is responsible for overseeing management’s conduct of the financial reporting process and our system of internal control over financial reporting.

The Audit Committee has reviewed and discussed with both management and our independent registered public accounting firm all annual financial statements prior to their issuance. In connection with these reviews, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussion with the independent registered public accounting firm of matters required to be discussed pursuant to Public Company Accounting Oversight Board auditing standard AU 380, including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosure in the financial statements. The Audit Committee also discussed with our independent registered public accounting firm matters relating to such firm’s independence, including a review of audit and non-audit fees and the written disclosures and letter from BDO USA, LLP to the Audit Committee as required by applicable requirements of the Public Company Accounting Oversight Board (Independence Discussions with Audit Committees).

Taking all of these reviews and discussions into account, all of the Audit Committee members as of such time, whose names are listed below, recommended to the Board that it approve the inclusion of our audited financial statements in our Annual Report on Form 10-K for the period ended December 31, 2018 for filing with the SEC.

Members of the Audit Committee

Rex Poulsen (Chairman), Alexander Shoghi, Michael J. Gross

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Relationships and Related Transactions

One of the Resigning Directors, Murray L. Skala, is a partner in the law firm of Feder Kaszovitz LLP, which has performed, and is expected to continue to perform, legal services for us. In 2017 and 2018, we incurred approximately $2.2 million and $1.3 million, respectively, for legal fees and reimbursable expenses payable to that firm. As of December 31, 2017 and 2018, legal fees and reimbursable expenses of $0.5 million and $0.2 million, respectively, were payable to this law firm.

As of immediately following the Closing, the owner of NantWorks, our DreamPlay Toys joint venture partner, beneficially owns 7.1% of the outstanding Common Stock. Pursuant to the joint venture agreements, the Company is obligated to pay NantWorks a preferred return on joint venture sales. This agreement expired on September 30, 2018. For the years ended and as of December 31, 2017 and 2018 preferred returns earned and payable to NantWorks were nil. As of December 31, 2017 and 2018, the Company’s receivable balance from NantWorks was nil.

As of immediately following the Closing, Hong Kong Meisheng Cultural Company Limited (together with its affiliates, “Meisheng”) owns 14.9% of our outstanding Common Stock. The Special Committee engaged in discussions and negotiations with Meisheng regarding a purchase by Meisheng of sufficient newly issued shares of Common Stock such that Meisheng would own 51% of the outstanding shares of Common Stock (the “Meisheng Proposal”), and with Oasis and the Ad Hoc Group concerning, among other things, the Meisheng Proposal and extension of maturities of the Company’s convertible senior notes. Following delays in achieving the necessary approvals for the Meisheng Proposal, including approvals from Chinese regulatory bodies, the Company determined that it was in its best interests to agree to and consummate the Recapitalization.

We have entered into joint ventures in Hong Kong, China, with Meisheng and Meisheng Culture & Creative Corp. Meisheng Culture & Creative Corp. generated an income (loss) of $57,000 and ($57,000) in 2017 and 2018, respectively. Zhao Xiaoqiang, the control person of Meisheng, is one of our directors.

Meisheng also serves as a significant manufacturer of ours. For the years ended December 31, 2017 and 2018, we made inventory-related payments to Meisheng of approximately $35.1 million and $36.2 million, respectively. As of December 31, 2017 and 2018, amounts due Meisheng for inventory received by us, but not paid, totaled $3.3 million and $3.6 million, respectively.

A director of the Company is a portfolio manager at Oasis Management. In August 2017, the Company agreed with Oasis Management and Oasis, at such time the holder of approximately $21.5 million face amount of its 4.25% convertible senior notes due in 2018, to exchange and extend the maturity date of these notes to November 1, 2020. The transaction closed on November 7, 2017. In July 2018, the Company closed a transaction with Oasis Management and Oasis, to exchange $8.0 million face amount of the 4.25% convertible senior notes due in August 2018 with convertible senior notes. On the Closing Date, the Company and Oasis consummated the amendment and restatement of the existing $29,550,000 aggregate principal amount of Oasis Notes, and the cancellation of $7,250,000 aggregate principal amount of 2020 Notes held by Oasis, in each case, for the New Oasis Notes. For more information, see the section of this Information Statement entitled “The Recapitalization—New Oasis Notes.”

Mr. Axelrod is an officer of Axar Capital Management, one of the Investor Parties, and was selected by the Investor Parties to serve as one of the new Series A Preferred Directors. Other than the transactions entered into in connection with the Recapitalization as described in the section of this Information Statement entitled “The Recapitalization,” there are no transactions in which Mr. Axelrod has an interest requiring disclosure under Item 404(a) of Regulation S-K under the Securities Act.

Mr. Winkler is an officer of Benefit Street Partners, one of the Investor Parties, and was selected by the Investor Parties to serve as one of the new Series A Preferred Directors. Other than the transactions entered into in connection with the Recapitalization as described in the section of this Information Statement entitled “The Recapitalization,” there are no transactions in which Mr. Winkler has an interest requiring disclosure under Item 404(a) of Regulation S-K under the Securities Act.

Related Party Transaction Policy and Procedures

Pursuant to our Ethical Code of Conduct (a copy of which may be found on our website, www.jakks.com), all of our employees are required to disclose to our General Counsel, the Board or any committee established by the Board to receive such information, any material transaction or relationship that reasonably could be expected to give rise to actual or apparent conflicts of interest between any of them, personally, and us. In addition, our Ethical Code of Conduct also directs all employees to avoid any self-interested transactions without full disclosure. This policy, which applies to all of our employees, is reiterated in our Employee Handbook, which states that a violation of this policy could be grounds for termination. In approving or rejecting a proposed transaction, our General Counsel, the Board or a designated committee of the Board will consider the facts and circumstances available and deemed relevant, including, but not limited to, the risks, costs and benefits to us, the terms of the transactions, the availability of other sources for comparable services or products, and, if applicable, the impact on director independence. Upon concluding their review, they will only approve those agreements that, in light of known circumstances, are in or are not inconsistent with, our best interests, as they determine in good faith. With respect to our transactions with Meisheng, our management team represented to the Audit Committee that the transactions with Meisheng as the vendor were on terms comparable to similar arm’s-length transactions with unaffiliated third parties. A member of our Board relayed this information (i.e., the related-party nature of the transactions) to our independent auditors, BDO USA, LLP.

Effective as of the Closing Date, the Certificate of Designations provides that, for so long as any shares of Series A Senior Preferred Stock remain outstanding, and in addition to such review and oversight as may be required pursuant to the rules and regulations of Nasdaq, the approval of at least six directors shall be required for any related person transaction within the meaning of Item 404 of Regulation S-K under the Securities Act, including, without limitation, the adoption of, or any amendment, modification or waiver of, any agreement or arrangement related to any such transaction.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director (including any New Director), officer or affiliate of the Company, any record or beneficial owner of more than 5% of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

We are a party to, and certain of our property is the subject of, various pending claims and legal proceedings that routinely arise in the ordinary course of our business, but we do not believe that any of these claims or proceedings will have a material effect on our business, financial condition or results of operations.

ADDITIONAL INFORMATION

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public to read and copy at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. These filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at www.sec.gov.

The following documents listed below that the Company has previously filed with the SEC are incorporated herein by reference:

•	the sections entitled “Compensation Discussion and Analysis” and “Director Compensation” in the Definitive Proxy Statement on Schedule 14A for the Company’s 2019 Annual Meeting of Stockholders, filed with the SEC on May 14, 2019, except to the extent such sections are modified or superseded by the section of this Information Statement entitled “The Recapitalization—Amendment No. 3 to Berman Employment Agreement”; and
•	the Company’s Current Report on Form 8-K, filed with the SEC on August 9, 2019.

Notwithstanding anything herein to the contrary, any information which is furnished, but not filed, with the SEC is not incorporated herein by reference.

Such information will also be furnished upon written request to JAKKS Pacific, Inc., 2951 28th Street, Santa Monica, California 90405, Attention: Stephen G. Berman, Secretary, and can also be accessed through the Company’s website at www.jakks.com. Please note that our website address is provided in this Information Statement as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

JAKKS PACIFIC, INC.

Dated: September 17, 2019
	By:	/s/ STEPHEN G. BERMAN
Stephen G. Berman, CEO